

June 5, 2014

<u>Via E-mail</u>
Ji Ma
AutoNavi Holdings Limited
16/F, Section A, Focus Square
No 6. Futong East Avenue, Wangjing
Chaoyang District, Beijing 100102
The People's Republic of China

**Re:** **AutoNavi Holdings Ltd.**
       **Schedule 13E-3**
       **Filed May 6, 2014, by AutoNavi Holdings Ltd., et al.**
       **File No. 005-86004**

Dear Mr. Ma:

  We have reviewed the above-captioned filing and have the following comments.  Some of our comments ask for additional information so we may better understand the disclosure.

  Please respond to this letter by amending the filing or by providing the requested information.  If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

  After reviewing any amendment to the filing and the information provided in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

1. The "Transaction Valuation" as defined on the cover page does not appear to have been correctly calculated.  In addition, the "Fee Rate Advisory" cited as having been used in computing the filing fee appears to have been superseded.  Please revise or advise.

2. We noticed that the Summary Term Sheet has not been limited to a description of the most material terms and appears to include in the alternative a comprehensive transaction summary.  In addition, the most material terms have not been presented in a bullet point format as required by Item 1001 of Regulation M-A.  Please revise to emphasize the summary terms in the format prescribed, or advise.

3. We noticed the disclosure on page 57 that 270,863,733 shares were outstanding and entitled to vote as of March 31, 2014, the reference date used in the merger agreement. Advise us where the proxy statement has disclosed the exact title and number of outstanding shares of the subject class of securities as of the most practicable date, or revise to include such information as required by Item 1002(b) of Regulation M-A.

Position of Alibaba as to Fairness of the Merger, page 7

4. We noticed that the term "Alibaba Group" was defined on the cover page of the proxy statement. Notwithstanding this definition, it appears as though the term is being used interchangeably with "Alibaba" in a context that would otherwise require express identification of all members of the Alibaba Group to independently produce a fairness determination under Item 1014(a). Please revise to include a fairness determination made by each affiliate engaged in the transaction, or revise to indisputably indicate that references to Alibaba are intended to include all affiliates engaged in the transaction.

Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors, page 34

5. Item 1014(a) of Regulation M-A, by its terms, imposes an obligation upon the issuer to produce a fairness determination. At present, the Board of Directors (without participation by some members) has reached a fairness determination and produced disclosure in apparent response to Item 1014(a). Revise this disclosure to affirmatively state, if true, that the fairness determination is being made on behalf of the issuer.

6. Clarify whether or not a going concern value was explicitly established and the extent to which such value was considered by the issuer in reaching its fairness determination. Refer to Item 1014(b) of Regulation M-A and Instruction 2 thereto.

Certain Financial Projections, page 43

7. We noticed the inclusion of cautionary language that reads in relevant part, "the Company undertakes no obligation to update…even in the event that any or all of the assumptions underlying the financial projections are shown to be in error or change except to the extent required by applicable federal securities law." Please advise us, with a view toward revised disclosure, as to the circumstances that could arise where all of the assumptions are shown to be in error yet the Company would bear no obligation to update. To the extent that no such circumstances exist, please revise the disclosure to remove the implication that compliance with the federal securities law is the exception in such instances, especially in the context of the proposed transaction. Consequently, it appears that the Company does have an ongoing obligation to update and that the disclaimer appears to have been incorrectly cited as a matter of fact and law.

Financial Information, page 100

8. We noticed a loss has been reported under Net Income for 2013. Revise the proxy statement where appropriate to indicate, if true, the Alibaba Group will become the beneficiaries of the issuer's future use of any operating loss carryforwards. Refer to Item 7 of Schedule 13E-3 and corresponding Instruction 2 to Item 1013 of Regulation M-A. Quantify this benefit to the extent practicable.

9.  Advise us, with a view toward revised disclosure, whether the financial information recently included within the Form 6-K filed as of May 27, 2014 will impact the disclosures in this section, and amend to any extent necessary.  In addition, please confirm that disclosure has been provided in accordance with Item 13 of Schedule 13E-3 given that Instruction 1 to such item imposes an obligation on the issuer to provide summarized financial information in accordance with Item 1010(c) of Regulation M-A.

Exhibit 99.(C)-(2)

10. The disclaimer states that materials were provided on a confidential basis and effectively may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or part without Lazard's express written consent.  Please disclose, if true, that Lazard has consented to the use of its materials by filing persons for purposes of public disclosure in the Schedule 13E-3 and related proxy statement.

11. The disclaimer indicates that Lazard is not responsible to anyone other than the independent committee.  Please include disclosure in the proxy statement and/or revise the disclaimer to indicate affirmatively indicate that security holders may rely upon the disclosures provided in this exhibit and otherwise remove the implication that Lazard bears no responsibility to them, or advise.

12. The disclosure in the proxy statement regarding the Lazard materials does not state whether such materials will be available for inspection and copying at the principal executive office of AutoNavi or an affiliate during regular business hours.  Please revise or advise.  Refer to Item 1015(c) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer, its management, and each of the filing persons are in possession of all facts relating to the required disclosures, they are each responsible for the accuracy and adequacy of the disclosures made in the filing.

In responding to our comments, please provide a written statement from the issuer and each of the other filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned in the Office of Mergers and Acquisitions at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:
Jesse Sheley
Partner
Kirkland & Ellis